Exhibit 2

FORM OF NOTICE OF MEETING AND EXTRAORDINARY RESOLUTION

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF BONDHOLDERS. IF BONDHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD CONSULT THEIR OWN INDEPENDENT PROFESSIONAL ADVISERS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 IMMEDIATELY.

WPP FINANCE S.A.

(the Issuer)

(a société anonyme established under the laws of France)

NOTICE OF A MEETING

of the holders (the Bondholders) of those of the

£200,000,000

6.375 per cent. Guaranteed Bonds due 2020 (the Bonds)

of the Issuer presently outstanding and guaranteed by, inter alios,

WPP plc, WPP 2005 Limited and WPP Jubilee Limited

(WPP plc, WPP 2005 Limited and WPP Jubilee Limited

each a Guarantor, and together the Guarantors)

NOTICE IS HEREBY GIVEN that a meeting (the Meeting) of the Bondholders convened by the Issuer will be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD on 25 March 2019 at 9.00 a.m. (London time) for the purpose of considering and, if thought fit, passing the resolution set out below in respect of the Bonds which will be proposed as an Extraordinary Resolution at the Meeting in accordance with the provisions of the trust deed dated 6 November 2007 made between, inter alios, the Issuer and Citicorp Trustee Company Limited as trustee for the Bondholders (the Trustee), (the Principal Trust Deed) as supplemented by the supplemental trust deed dated 19 November 2008 (the First Supplemental Trust Deed) and the supplemental trust deed dated 14 December 2012 (the Second Supplemental Trust Deed, and, the Principal Trust Deed, as supplemented by the First Supplemental Trust Deed and the Second Supplemental Trust Deed, the Trust Deed) constituting the Bonds. Unless the context otherwise requires, capitalised terms used but not defined in this Notice shall have the meaning given to them in the Trust Deed, the Conditions (as defined below) or the Extraordinary Resolution as applicable.

BACKGROUND

The Issuer has convened the Meeting for the purpose of enabling Bondholders to consider and resolve, if they think fit, to pass the Extraordinary Resolution proposed in relation to the Bonds.

Bondholders are further given notice that the Issuer has invited all Bondholders (such invitation, the Consent Solicitation) to consent to the proposal by the Issuer (the Proposal) for Bondholders to approve, by Extraordinary Resolution at the Meeting, the modifications to the Terms and Conditions of the Bonds as set out in Schedule 1 to the Trust Deed (the Conditions) as described in paragraph 1 of the Extraordinary Resolution below to provide for the Issuer to mandatorily redeem on the date expected to be 27 March 2019 (subject to the right of the Issuer to extend, re-open, amend, waive any condition of and/or terminate the Tender Offer (as defined below)) (the Settlement Date) all, but not some only, of the Bonds (if any) remaining outstanding following the completion of the Tender Offer on the Settlement Date, together with any relevant Accrued Interest, all as further described in the Offer Memorandum dated 28 February 2019 prepared by the Issuer (the Offer Memorandum).

In conjunction with the Consent Solicitation, the Issuer is also inviting Eligible Bondholders to tender any and all Bonds held by them for purchase by the Issuer for cash (the Tender Offer) on the terms set out in the Offer Memorandum subject to certain offer restrictions as more fully described in the Offer Memorandum.

Subject to the terms and conditions contained in the Offer Memorandum, (i) the Issuer is offering a cash payment (the Early Voting Fee) in respect of the Bonds that are the subject of valid Solicitation Instructions, and (ii) the Issuer is offering a cash payment of the Early Purchase Price in respect of the Bonds that are the subject of valid Tender Instructions, each to Bondholders who provide, and do not subsequently validly revoke, Solicitation Instructions or Tender Instructions, as the case may be, prior to 4.00 p.m (London time) on 14 March 2019 (the Early Deadline). Bondholders that deliver valid Tender Instructions to the Tender and Tabulation Agent after the Early Deadline but on or before the Final Deadline will be eligible for the Late Purchase Price.

Rationale for the Tender Offer and Proposal

The purpose of the Tender Offer and the Proposal is to:

(a)	provide liquidity to Bondholders and proactively manage the balance sheet of WPP plc and its subsidiaries; and

(b)

provide for the Issuer to mandatorily redeem on the Settlement Date all, but not some only, of the Bonds (if any) remaining outstanding following the completion of the Tender Offer on the Settlement Date, together with any relevant Accrued Interest.

Timetable

The indicative timetable is summarised below:

Event	Indicative Timetable
Commencement of the Tender Offer, Consent Solicitation and announcement of the Proposal	28 February 2019

Early Deadline / Ineligible Instruction Early Deadline (in the case of Ineligible Bondholders)	4.00 p.m. (London time) on 14 March 2019

Final Deadline	4.00 p.m. (London time) on 21 March 2019

Meeting	9.00 a.m. (London time) on 25 March 2019

Announcement of results and (if applicable) execution of the Third Supplemental Trust Deed	As soon as reasonably practicable after the Meeting on 25 March 2019

Announcement of the Purchase Prices and (if applicable) the Mandatory Redemption Price	25 March 2019

Expected Settlement Date	27 March 2019

Bondholders (other than Ineligible Bondholders) are advised to read carefully the Offer Memorandum for full details of, and information on, the procedures for participating in the Tender Offer and the Proposal.

Recommendation of the Tender Offer, the Consent Solicitation and the Proposal by the Investment Association

The proposal described in the Offer Memorandum (the Exit Consent Proposal) has been considered by a special committee (the Special Committee) of the Investment Association at the request of the Issuer. The members of the Special Committee, who hold in aggregate approximately 21.56 per cent. of the current principal amount outstanding of the Bonds, have examined the Exit Consent Proposal. They have informed the Issuer that they find the Exit Consent Proposal acceptable and that, subject to client and other approvals, they intend to vote in favour of the Exit Consent Proposal in respect of their holdings of Bonds.

The Special Committee has advised the Issuer that this recommendation relates only to the proposals set out in the Offer Memorandum with respect to the Bonds and not to any future offers or proposals which the Issuer may make.

Trustee

In accordance with normal practice, the Trustee expresses no opinion as to the merits of the Proposal as presented to the Bondholders in the Offer Memorandum and referred to below in this Notice (which it is was not involved in negotiating). It has, however, authorised it to be stated that, on the basis of the information set out in the Offer Memorandum (which it recommends Bondholders to read carefully), and in this Notice, it has no objection to the Extraordinary Resolution being submitted to the Bondholders for their consideration. The Trustee has, however, not been involved in formulating the Extraordinary Resolution, the Proposal or the Consent Solicitation and makes (i) no representation that all relevant information has been disclosed to Bondholders in the Offer Memorandum and in this Notice, nor (ii) any representation as to the accuracy, validity or correctness of the statements made in the Offer Memorandum and this Notice. Accordingly, the Trustee urges Bondholders who are in any doubt as to the impact of the implementation of the Proposal to seek their own independent financial advice.

EXTRAORDINARY RESOLUTION

“THAT this meeting (the Meeting) of the holders of the £200,000,000 6.375 per cent. Guaranteed Bonds due 2020 of WPP Finance S.A. presently outstanding (the Bonds and the Issuer respectively) constituted by the Trust Deed dated 6 November 2007 made, inter alios, between the Issuer and Citicorp Trustee Company Limited (the Trustee) as trustee for the holders of the Bonds (the Bondholders) (the Principal Trust Deed) as supplemented by the supplemental trust deed dated 19 November 2008 (the First Supplemental Trust Deed) and the supplemental trust deed dated 14 December 2012 (the Second Supplemental Trust Deed, and, the Principal Trust Deed, as supplemented by the First Supplemental Trust Deed and the Second Supplemental Trust Deed, the Trust Deed) hereby:

1.	assents to the modification of the Terms and Conditions of the Bonds as set out in Schedule 1 to the Trust Deed by the insertion of a new Condition 5(g):

“Mandatory Redemption

Unless previously redeemed or purchased and cancelled the Issuer shall redeem all of the Bonds on the Mandatory Redemption Date at their Mandatory Redemption Price together with Accrued Interest.

For the purposes of this Condition 5(e):

“Accrued Interest” means interest accrued to (but excluding) the Mandatory Redemption Date;

“Benchmark Security” means the 3.750 per cent. UK Treasury Gilt due 7 September 2020 (ISIN: GB00B582JV65);

“Benchmark Security Rate” means the arithmetic mean of the bid and ask yield to maturity of the Benchmark Security (rounded to the nearest 0.001 per cent. with 0.0005 per cent. being rounded upwards) directly quoted on Bloomberg Page “FIT GLT0-10” at or around 2.00 p.m. (London time) on 25 March 2019 (subject to the right of the Issuer to extend, re-open, amend and/or terminate the Tender Offer);

“Bloomberg Page “FIT GLT0-10”” means the display page on the Bloomberg service designated as the “FIT GLT0-10” page (or such other page that may replace it on that service or any recognised quotation source selected by Barclays Bank PLC and NatWest Markets Plc (together the “Dealer Managers” and each a “Dealer Manager”), in their sole and absolute discretion, if such quotation is not available or manifestly erroneous);

“Business Day” means a day other than a Saturday or a Sunday or a public holiday on which commercial banks and foreign exchange markets are open for business in London;

“Early Purchase Yield” means the annualised sum of the Tender Spread and the Benchmark Security Rate;

“Mandatory Redemption Date” means the Settlement Date;

“Mandatory Redemption Price” means:

(A)

(a) the value of all remaining payments of principal and interest on the Bonds up to and including 6 November 2020 (being the final maturity date of the Bonds), discounted to the Settlement Date at a discount rate equal to the Early Purchase Yield, minus (b) Accrued Interest in respect of the Bonds, less

(B)	1.00 per cent. of the principal amount of the relevant Bonds;

“Offer Memorandum” means the tender offer and consent solicitation memorandum dated 28 February 2019 prepared by the Issuer in connection with the Tender Offer, as amended, restated and/or supplemented from time to time;

“Offer Restrictions” means the restrictions on the Bondholders to whom the Tender Offer was made, as set out in the Offer Memorandum;

“Settlement Date” means the settlement date of the Tender Offer as determined in accordance with the terms of the Tender Offer set out in the Offer Memorandum;

“Tender Offer” means the invitation by the Issuer to Bondholders (subject to the Offer Restrictions) to tender their Bonds for purchase by the Issuer for cash, as the same may be amended in accordance with its terms and as further set out in the Offer Memorandum; and

“Tender Spread” means 0.30 per cent.”

2.

approves the Proposal (as defined below) and its implementation on and subject to the terms and conditions set out in the Offer Memorandum dated 28 February 2019 prepared by the Issuer (the Offer Memorandum);

3.

authorises, directs, requests and empowers the Trustee to concur in the modifications referred to in paragraph (1) of this Extraordinary Resolution and, in order to give effect thereto and to implement the same, on or shortly after the passing of this Extraordinary Resolution and subject to the conditions set out in paragraph (7) below to execute the Third Supplemental Trust Deed substantially in the form of the draft produced to this Meeting and for the purpose of identification signed by the Chairman thereof with such amendments (if any) thereto as the Issuer or the Guarantors shall require and approved by the Trustee and to concur in, and to execute and do, all such other deeds, instruments, acts and things as may be necessary, desirable or appropriate, in the sole discretion of the Trustee, to carry out and give effect to this Extraordinary Resolution and the implementation of the modifications referred to in paragraph (1) of this Extraordinary Resolution;

4.

sanctions and consents to every abrogation, modification, compromise or arrangement in respect of the rights of the Bondholders appertaining to the Bonds against the Issuer and the Guarantors, whether or not such rights arise under the Conditions, the Trust Deed, or otherwise involved in or resulting from or to be effected by, the modifications referred to in paragraph (1) of this Extraordinary Resolution and their implementation;

5.

assents to, approves and sanctions the execution of the supplemental trust deed by the relevant parties thereto (in the form of the draft produced to this Meeting and signed by the Chairman thereof for the purposes of identification with such amendments thereto (if any) as the Issuer and the Guarantors shall require and approved by the Trustee) (the Third Supplemental Trust Deed), in order to give effect to the matters referred to in paragraph (1) above;

6.

discharges, holds harmless, indemnifies and exonerates the Trustee from all liability, costs and expenses for which it may have become or may become responsible or liable under the Trust Deed or the Bonds in respect of any act or omission in connection with the Proposal, the Consent Solicitation or this Extraordinary Resolution and their implementation (including the modifications referred to in paragraph (1) of this Extraordinary Resolution), even if it is found that there is or was a defect in the constitution of this Meeting or the passing of this Extraordinary Resolution;

7.	declares that the implementation of this Extraordinary Resolution shall be in all respects conditional on:

(a)

the Issuer not having previously terminated the Consent Solicitation and not having terminated the Tender Offer in accordance with the provisions for such termination set out in the Offer Memorandum; and

(b)

the quorum required for, and the requisite majority of votes cast at, the Meeting being satisfied (in the determination of the Issuer) by Eligible Bondholders, irrespective of any participation at the Meeting by Ineligible Bondholders (the Eligibility Condition) and that, in the event the Extraordinary Resolution is passed at the Meeting but the Eligibility Condition is not satisfied, the chairman of the Meeting and the Trustee are hereby authorised, directed, requested and empowered to adjourn this Meeting on the same basis (including quorum) as for an adjournment of the Meeting where the necessary quorum is not obtained, for the purpose of reconsidering resolutions (1) to (8) of this Extraordinary Resolution at the adjourned Meeting in which case the Eligibility Condition will be satisfied if the quorum required for, and the requisite majority of votes cast at, the adjourned Meeting are satisfied by Eligible Bondholders irrespective of any participation at the adjourned Meeting by Ineligible Bondholders; and

8.

acknowledges that the term (i) Consent Solicitation, as used in this Extraordinary Resolution, shall mean the invitation by the Issuer to all Bondholders to consent to the Proposal as described in the Offer Memorandum and as the same may be amended in accordance with its terms, (ii) Proposal shall mean the modifications to the Conditions as described in paragraph (1) of this Extraordinary Resolution, all as further described in the Offer Memorandum; (iii) Eligible Bondholder means each Bondholder who is (a) located and resident outside the United States and not a U.S. person (as defined in Regulation S under the United Securities Act of 1933) and (b) otherwise a person to whom the Consent Solicitation can be lawfully made and that may lawfully participate in the Consent Solicitation; and (iv) Ineligible Bondholder means each Bondholder who is not an Eligible Bondholder.

EARLY VOTING FEE

The Issuer will pay to the Bondholders (other than Ineligible Bondholders, as to which see “Ineligible Holder Payment” below) from whom a valid Solicitation Instruction in respect of the Extraordinary Resolution (whether cast in favour of or against the Extraordinary Resolution) is received by the Tender and Tabulation Agent on or before the Early Deadline of 4.00 p.m. (London time) on 14 March 2019, the Early Voting Fee, subject to (i) such Solicitation Instruction not being revoked (in the limited circumstances in which such revocation is permitted), (ii) the Extraordinary Resolution being duly passed and implemented and (iii) the Issuer not having previously terminated the Consent Solicitation or the Proposal in accordance with the provisions for such termination set out in the Offer Memorandum, all as more fully described in the Offer Memorandum. Only Bondholders who deliver, or arrange to have delivered on their behalf, valid Solicitation Instructions in respect of the Extraordinary Resolution on or before the Early Deadline (which are not subsequently revoked, in the limited circumstances in which such revocation is permitted) will be eligible to receive the Early Voting Fee.

Bondholders who have not delivered or arranged for the delivery of a Solicitation Instruction or Tender Instruction as provided above but who wish to attend and vote at the Meeting in person or to make other arrangements to be represented or to vote at the Meeting may do so in accordance with the voting and quorum procedures set out in this Notice and the provisions for meetings of Bondholders set out in Schedule 3 to the Trust Deed. However, such Bondholders will not be eligible to receive any Early Voting Fee. Only Bondholders who deliver, or arrange to have delivered on their behalf, valid Solicitation Instructions on or before the Early Deadline will be eligible to receive the Early Voting Fee.

INELIGIBLE HOLDER PAYMENT

Any Bondholder who is not eligible to participate in the Tender Offer or who is not eligible to deliver a Solicitation Instruction, on the basis that such Bondholder is either (i) a U.S. person and/or located or resident in the United States and/or (ii) a person to whom the Consent Solicitation cannot otherwise be lawfully made (each an Ineligible Bondholder) may be eligible, to the extent permitted by applicable laws and regulations, to receive an equivalent cash amount to the Early Voting Fee (the Ineligible Holder Payment).

To be eligible for the Ineligible Holder Payment, an Ineligible Bondholder must deliver, or arrange to have delivered on its behalf, a valid Ineligible Holder Instruction that is received by the Tender and Tabulation Agent on or before 4.00 p.m. (London time) on 14 March 2019 (the Ineligible Instruction Early Deadline) and is not subsequently revoked. Ineligible Bondholders who submit (and do not revoke) valid Ineligible Holder Instructions after the Ineligible Instruction Early Deadline but on or before 4.00 p.m. (London time) on 21 March 2019 (subject to the right of the Offeror to extend, re-open, amend and/or terminate the Proposal) (the Final Deadline) will not be eligible to receive the Ineligible Holder Payment.

Only Ineligible Bondholders may submit Ineligible Holder Instructions and be eligible to receive the Ineligible Holder Payment. By delivering, or arranging for the delivery on its behalf, of an Ineligible Holder Instruction in accordance with the procedures described below, a Bondholder shall be deemed to agree, acknowledge and represent to the Offeror, the Tender and Tabulation Agent, the Trustee, the Principal Paying Agent and the Dealer Managers that it is an Ineligible Bondholder. Eligibility for the Ineligible Holder Payment is subject to the passing and implementation of the Extraordinary Resolution (which implementation is itself subject to the Eligibility Condition) and the execution by, inter alios, the Offeror, the Guarantors and the Trustee of the Third Supplemental Trust Deed.

Where payable, Ineligible Holder Payments are expected to be paid by the Offeror to the relevant Ineligible Bondholders on the Settlement Date in the same manner as the payment of the Early Voting Fee.

By submitting an Ineligible Holder Instruction which is received by the Tender and Tabulation Agent before the Final Deadline, an Ineligible Bondholder will instruct the Principal Paying Agent to appoint one or more representatives of the Tender and Tabulation Agent as its proxy to attend the Meeting (and any adjourned such Meeting) and vote in favour of or against (as specified in the relevant Ineligible Holder Instruction) the Extraordinary Resolution, and will be deemed to represent that: (a) it is not a person that is, or is directly or indirectly owned or controlled by a person that is, described or designated in (i) the most current “Specially Designated Nationals and Blocked Persons” list (which as of the date hereof can be found at: https://www.treasury.gov/ofac/downloads/sdnlist.pdf) or (ii) the “Foreign Sanctions Evaders List” (which as of the date hereof can be found at: https://www.treasury.gov/ofac/downloads/fse/fselist.pdf) or (iii) the most current “Consolidated list of persons, groups and entities subject to EU financial sanctions” (which as of the date hereof can be found at: https://eeas.europa.eu/headquarters/headquarters-homepage_en/8442/Consolidated%20list%20of%20sanctions); or that is otherwise the subject of any sanctions administered or enforced by any Sanctions Authority, other than solely by virtue of their inclusion in: (A) the most current “Sectoral Sanctions Identifications” list (which as of the date hereof can be found at: https://www.treasury.gov/ofac/downloads/ssi/ssilist.pdf) (the SSI List), (B) Annexes 3, 4, 5 and 6 of Council Regulation No. 833/2014, as amended by Council Regulation No.960/2014, 2015/1797 and 2017/2212 (the EU Annexes), or (C) any other list maintained by a Sanctions Authority, with similar effect to the SSI List or the EU Annexes; (b) by blocking the relevant Bonds in the relevant Clearing System, it will be deemed to consent, in the case of a Direct Participant, to have such Clearing System provide details concerning its identity to the Tender and Tabulation Agent (and for the Tender and Tabulation Agent to provide such details to the Offeror and the Dealer Managers, and their respective legal advisers); (c) none of the Offeror, the Dealer Managers, the Trustee, the Principal Paying Agent and the Tender and Tabulation Agent or any of their respective directors, employees, affiliates or agents has given it any information with respect to the Extraordinary Resolution save as expressly set out in this Notice nor has any of them expressed any opinion about the terms of any Extraordinary Resolution or made any recommendation to it as to whether it should participate at the Meeting or whether to vote in favour of or against (or how to vote in respect of) the Extraordinary Resolution and it has made its own decision based on financial, tax or legal advice it has deemed necessary to seek and is assuming all the risks inherent in voting on the Extraordinary Resolution; and (d) no information has been provided to it by the Offeror, the Dealer Managers, the Trustee, the Principal Paying Agent or the Tender and Tabulation Agent, or any of their respective agents, affiliates, directors or employees, with regard to the tax consequences for a Bondholder arising from the implementation of any Extraordinary Resolution or the receipt by it of the Ineligible Holder Payment (if applicable), and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its receipt of any Ineligible Holder Payment, and agrees that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Offeror, the Dealer Managers, the Trustee, the Principal Paying Agent or the Tender and Tabulation Agent, or any of their respective agents, affiliates, directors or employees, or any other person in respect of such taxes and payments. The representation set out at (a) above shall not apply to the extent that they would result in a violation of Council Regulation (EC) No 2271/1996 of 22 November 1996 (the EU Blocking Regulation) and/or any associated and applicable national law, instrument or regulation similar to the EU Blocking Regulation which may be implemented by the United Kingdom.

Submission of Ineligible Holder Instructions

In respect of any Bonds held through Euroclear or Clearstream, Luxembourg, the submission of Ineligible Holder Instructions will be deemed to have occurred upon receipt by the Tender and Tabulation Agent from Euroclear or Clearstream, Luxembourg, as applicable, of a valid instruction (an Ineligible Holder Instruction) submitted in accordance with the requirements of Euroclear or Clearstream, Luxembourg, as applicable.

Each such Ineligible Holder Instruction must specify, among other things, the aggregate principal amount of the Bonds to which such Ineligible Holder Instruction relates, and that the Ineligible Bondholder wishes to instruct the Principal Paying Agent to appoint one or more representatives of the Tender and Tabulation Agent to attend the Meeting (and any adjourned such Meeting) and to vote in favour of or against (as specified in the relevant Ineligible Holder Instruction) the Extraordinary Resolution. The receipt of such Ineligible Holder Instruction by Euroclear or Clearstream, Luxembourg, as applicable, will be acknowledged in accordance with the standard practices of Euroclear or Clearstream, Luxembourg, as applicable, and will result in the blocking of the relevant Bonds in the relevant Ineligible Bondholder’s account with Euroclear or Clearstream, Luxembourg, as applicable, so that no transfers may be effected in relation to such Bonds until the earlier of (a) if the Extraordinary Resolution is not passed and/or not implemented, the conclusion of the Meeting (or, if applicable, any adjournment of such Meeting); (b) the date of any termination of the Consent Solicitation; (c) the date on which the Ineligible Holder Instruction is revoked, in the limited circumstances in which such revocation is permitted (including the automatic revocation on the termination of the Consent Solicitation) and provided any such revocation is received by the Tender and Tabulation Agent more than 48 hours before the time set for the Meeting; or (d) if the Extraordinary Resolution is passed and implemented, the time of the settlement on the Settlement Date.

Only Direct Participants (as defined under “Voting and Quorum” below) may submit Ineligible Holder Instructions. Each beneficial owner of Bonds who is an Ineligible Bondholder and is not a Direct Participant, must arrange for the Direct Participant through which such beneficial owner of Bonds who is an Ineligible Bondholder holds its Bonds to submit an Ineligible Holder Instruction on its behalf to Euroclear or Clearstream, Luxembourg, as applicable, before the deadlines specified by the relevant Clearing System.

Bondholders are advised to check with any bank, securities broker or other intermediary through which they hold their Bonds when such intermediary would need to receive instructions from a Bondholder in order for such Bondholder to submit an Ineligible Holder Instruction by the deadline specified above. The deadlines set by any such intermediary and each Clearing System for the submission and revocation of Ineligible Holder Instructions will be earlier than the deadline specified above.

GENERAL

Copies of the Trust Deed (including the Terms and Conditions of the Bonds) and the draft Third Supplemental Trust Deed referred to in the Extraordinary Resolution set out above and of certain other relevant documents will be available for inspection by Bondholders at the specified offices of the Paying Agents and may be obtained from the Tender and Tabulation Agent, the contact details for whom are set out below.

Copies of the Trust Deed, the Offer Memorandum and the current draft of the Third Supplemental Trust Deed referred to in the Extraordinary Resolution are also available for inspection by the Bondholders at the Meeting and at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom for 15 minutes before the Meeting. Any revised version of the draft Third Supplemental Trust Deed made available as described above and marked to indicate changes to the draft made available on the date of this Notice will supersede the previous draft and the Bondholders will be deemed to have notice of such changes.

The attention of Bondholders is particularly drawn to the procedures for voting, quorum and other requirements for the passing of the Extraordinary Resolution at the Meeting or any meeting held following any adjournment of the Meeting, which are set out in paragraph 2 of “Voting and Quorum” below. Having regard to such requirements, Bondholders are strongly urged either to attend the Meeting or to take steps to be represented at the Meeting (including by way of submitting Solicitation Instructions in respect of the Proposal or submitting Tender Instructions) as soon as possible.

The Directors of the Offeror have no interests in the securities described in this Notice.

Market values for the Bonds (expressed as a percentage of the nominal amount of the Bonds and as determined by reference to the mid-level price sourced from CBBT for the Bonds) are set out below.

Date	Mid-level Price
26 February 2019 (being the last practicable date before the date of the Offer Memorandum)	107.616

1 February 2019 (being the first dealing day in the first month before the date of the Offer Memorandum)	107.939

2 January 2019 (being the first dealing day in the second month before the date of the Offer Memorandum)	108.242

3 December 2018 (being the first dealing day in the third month before the date of the Offer Memorandum)	108.593

1 November 2018 (being the first dealing day in the fourth month before the date of the Offer Memorandum)	109.235

1 October 2018 (being the first dealing day in the fifth month before the date of the Offer Memorandum)	109.599

3 September 2018 (being the first dealing day in the sixth month before the date of the Offer Memorandum)	110.127

VOTING AND QUORUM

Bondholders who have submitted and not revoked (in the limited circumstances in which revocation is permitted) a valid Tender Instruction, Solicitation Instruction or Ineligible Holder Instruction in respect of the Extraordinary Resolution, by which they will have given instructions for the appointment of one or more representatives of the Tender and Tabulation Agent by the Paying Agent as their proxy to vote (a) in the case of Tender Instructions, in favour of, or (b) in the case of Solicitation Instructions or Ineligible Holder Instructions, in favour of or against (as specified in the relevant Solicitation Instruction or Ineligible Holder Instruction) the Extraordinary Resolution at the Meeting (or any adjourned Meeting), need take no further action to be represented at the Meeting (or any adjourned Meeting).

Bondholders who have not submitted a Tender Instruction or a Solicitation Instruction or Ineligible Holder Instruction in respect of the Extraordinary Resolution should take note of the provisions set out below detailing how such Bondholders can attend or take steps to be represented at the Meeting (references to which, for the purpose of such provisions, include, unless the context otherwise requires, any adjourned Meeting).

The provisions governing the convening and holding of a Meeting are set out in Schedule 3 to the Trust Deed, a copy of which is available from the date of this Notice to the conclusion of the Meeting (or any adjourned Meeting) as set out above.

1.

Each person (a beneficial owner) who is the owner of a particular principal amount of the Bonds through Euroclear Bank SA/NV (Euroclear), Clearstream Banking S.A. (Clearstream, Luxembourg), or a person who is shown in the records of Euroclear or Clearstream, Luxembourg as a holder of Bonds (a Direct Participant), should note that a beneficial owner will only be entitled to vote at the Meeting in accordance with the procedures set out below and where a beneficial owner is not a Direct Participant it will need to make the necessary arrangements, either directly or with the intermediary through which it holds its Bonds, for the Direct Participant to complete these procedures on its behalf.

A Bondholder wishing to attend the Meeting in person must produce at the Meeting a valid voting certificate issued by a Paying Agent relating to the Bond(s) in respect of which he wishes to vote.

A Bondholder not wishing to attend and vote at the Meeting in person may give a voting instruction (by giving his voting instructions to Clearstream, Luxembourg and/or Euroclear or on a voting instruction form obtainable from the specified offices of any of the Paying Agents set out below) instructing a Paying Agent to issue a block voting instruction to appoint a proxy to attend and vote at the Meeting in accordance with his instructions.

A Bondholder must request the relevant Clearing System to block the Bonds in his own account and to hold the same to the order or under the control of a Paying Agent not later than 48 hours before the time appointed for holding the Meeting in order to obtain voting certificates or give voting instructions in respect of the relative Meeting. Bonds so blocked will not be released until the earlier of:

(a)	if the Extraordinary Resolution is not passed and/or not implemented, the conclusion of the Meeting (or, if applicable, any adjournment of such Meeting);

(b)	the date of any termination of the Consent Solicitation; or

(c)	if the Extraordinary Resolution is passed and implemented, the time of the settlement on the Settlement Date; and

(d)

(i) in respect of voting certificate(s), the surrender to a Paying Agent of such voting certificate(s) and notification by the relevant Paying Agent to the relevant Clearing System of such surrender or the compliance in such other manner with the rules of the relevant Clearing System; or

(ii)

in respect of voting instructions, not less than 48 hours before the time for which the Meeting (or, if applicable, any adjournment of such Meeting) is convened, the notification in writing of any revocation of a Bondholder’s previous instructions to the Paying Agent and the same then being notified in writing by the Paying Agent to the Issuer and the Trustee at least 24 hours before the time appointed for holding the Meeting and such Bonds ceasing in accordance with the procedures of the relevant Clearing System and with the agreement of such Paying Agent to be held to its order or under its control.

2.

The quorum required at the Meeting is one or more Bondholders or agents present in person holding voting certificates or being proxies and representing in the aggregate not less than 75 per cent. in principal amount of the Bonds for the time being outstanding. If a quorum is not present at the Meeting, the Meeting will be adjourned and the Extraordinary Resolution will be considered at an adjourned Meeting (notice of which will be given to the Bondholders). The quorum at such an adjourned Meeting will be one or more Bondholders present in person holding voting certificates or being proxies and representing in the aggregate more than 25 per cent. of the principal amount of the Bonds for the time being outstanding

Bondholders should note this high quorum requirement and should be aware that if the Bondholders either present or appropriately represented at the Meeting are insufficient to form a quorum the Extraordinary Resolution, and consequently the Proposal, cannot be formally considered thereat. Bondholders are therefore encouraged either to attend the Meeting in person or to arrange to be represented at the Meeting as soon as possible.

3.

In the event such quorum is not present within 15 minutes from the time initially fixed for a Meeting such Meeting shall be adjourned until such date, not less than 14 nor more than 42 days later and at a time and place as the Chairman may decide. If a quorum is not present within 15 minutes from the time fixed for a Meeting so adjourned, the Meeting shall be dissolved.

4.

Every question submitted to the Meeting will be decided on a show of hands unless a poll is (before, or on the declaration of the result of, the show of hands) duly demanded by the Chairman of the Meeting or by the Issuer, the Trustee or by one or more persons present and representing in the aggregate not less than two per cent. of the principal amount of the Bonds then outstanding. On a show of hands every person who is present in person and produces a Bond or a voting certificate or is a proxy shall have one vote. On a poll every person who is so present shall have one vote in respect of each £1,000 in principal amount of Bonds so produced or represented by the voting certificate so produced or in respect of which he is a proxy. Without prejudice to the obligations of proxies, a person entitled to more than one vote need not use them all or cast them all in the same way. In case of equality of votes the Chairman shall both on a show of hands and on a poll have a casting vote in addition to any other votes which he may have.

5.

To be passed, the Extraordinary Resolution requires a majority in favour consisting of not less than 75 per cent. of the votes cast. If passed, the Extraordinary Resolution will be binding upon all the Bondholders, whether or not present at such Meeting and whether or not voting.

6.	If passed, the Issuer shall give notice of the Extraordinary Resolution to Bondholders within 14 days of the Meeting, but failure to do so shall not invalidate the Extraordinary Resolution.

This Notice is given by:

WPP FINANCE S.A.

32-34 rue Marbeuf,

75008, Paris,

France

Dated 28 February 2019.

PAYING AGENTS

Citibank, N.A., London Branch

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

Citigroup Global Markets Deutschland AG & Co. KGaA

Reuterweg 16

60323 Frankfurt

Germany